

June 24, 2010

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
By U.S. Mail and facsimile to (212) 403-2381

> **Re:** **The PNC Financial Services Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 30

1. We note that your approximately 53% of your loan portfolio consisted of commercial loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

   - The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

- Your policy for recognizing interest income on these loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

2. Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

3. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered

the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Distressed Assets Portfolio, page 59

4. We note your disclosure that you have implemented several modification programs to assist the loss mitigation teams assembled to address workout strategies. Please provide us with the following as it relates to loan modifications including, but not limited to, those associated with your distressed assets portfolio:

- Explain how different types of loans are renegotiated, including a description of the significant terms modified;

- Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

- Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

5. As a related matter, please revise your future filings to enhance your disclosure surrounding your modification programs, including but not limited to those associated with your distressed assets portfolio. In this regard, provide the following:

- To the extent you have several different types of programs offered to your customers (e.g., consumer credit counseling programs, temporary hardship concessions, permanent workout programs, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status;

- Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

Nonperforming, Past Due and Potential Problem Assets, page 67

6. We note your disclosure on page 68 that the allowance as a percentage of nonperforming loans decreased from 236% at December 31, 2008 to 89% at December 31, 2009. We also note your disclosure on page 69 that despite the decrease in this ratio, given the mix of the loan portfolio, coverage is considered adequate in light of the fact that the majority of the loan portfolio is secured by collateral, including loans to asset-based lending customers that continue to show demonstrably lower loss given default and that the large high investment grade portion of the loan portfolio has performed well and has not been subject to significant deterioration. In light of the significant increase in non-performing loans in 2009 resulting in further decreasing coverage ratios through December 31, 2009, please tell us and consider

disclosing the following in all future filings beginning with your Form 10-Q for the quarterly period ending June 30, 2010:

- In more detail, how the mix of the portfolio has changed in recent periods and any significant impact this has had on the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans at each period end;

- In more detail, how changes in the level of collateral dependent loans to asset-based lending customers, including period to period changes in loss given default rates for these types of loans, have impacted the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans;

- In more detail, how changes in the investment grades of your loan portfolio have impacted the allowance for loan losses, the level of nonperforming loans, and the ratio of allowance to nonperforming loans at each period end;

- As it relates to bullets two and three above, consider quantifying the amount of the portfolio described (i.e., loans to asset-based lending customers and high investment grade portion of the loan portfolio) and the related allowance at each period end;

- Whether partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the following information / ratios if materially different from the currently disclosed coverage ratio:

  o The amount of nonperforming and impaired loans for which you have recorded partial charge-offs;

  o The ratio of nonperforming loans for which you have recorded partial charge-offs to total loans;

  o The ratio of nonperforming loans for which you have recorded partial charge-offs to total nonperforming loans;

  o The charge-off rate for nonperforming loans for which you have recorded partial charge-offs;

  o Coverage ratio net of nonperforming loans for which you have recorded partial charge-offs;

  o The ratio of the total allowance divided by (total loans less nonperforming loans for which you have recorded partial charge-offs); and

> o To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market areas with your impairment conclusions.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit, page 68

7. We note your presentation of the allowance as a percent of nonperforming loans here and on page 173 of your December 31, 2009 Form 10-K. We also note the following disclosure:

- On page 68 that total non-performing loans and assets are significantly lower than they would have been otherwise due to the accounting treatment for purchased impaired loans, which has resulted in a lower ratio of allowance as a percent of non-performing loans; and

- On page 97 that most consumer loans and lines of credit, not secured by residential real estate, are generally not placed on nonaccrual status.

Given the fact that it appears as though a significant amount of the allowance included in the numerator could be allocated to loan types that are excluded from nonperforming loans in the denominator (e.g., SOP 03-3 loans and consumer loans and lines of credit not secured by residential real estate), we believe that more transparency is needed around your presentation of this ratio. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator.

8. As a related matter, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is necessary for this portfolio, and if not, please tell us why.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Accounting Policies
Nonperforming assets, page 97

9. We note your disclosure that most consumer loans and lines of credit, not secured by residential real estate, are charged off after 120 to 180 days past due and that *generally* these loans are not placed on nonaccrual status. We also note that the table detailing non-performing loans on page 110, and similar disclosures elsewhere in the Form 10-K, indicates a very nominal amount of consumer loans are classified as non-performing. In the interest of transparent disclosure, please tell us, and enhance your disclosure in future filings, to more clearly describe your policy for placing these types of loans on nonaccrual status. In

addition, please enhance your disclosure in future filings surrounding your tabular presentation of non-performing loans, such as that on page 110, to indicate that nonperforming loans and assets exclude these types of loans.

Allowance for Loan and Lease Losses, page 98

10. We note your disclosure that for nonperforming loans greater that the "defined dollar threshold", specific reserves are based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market price or the fair value of the collateral and that for loans below the threshold, the loans are aggregated for purposes of measuring specific reserve impairment using the applicable loan's loss given default percentage multiplied by the balance of the loan. In order to help us better understand your policy, please tell us, and disclose in future filings:

- The amount of the "defined dollar threshold";

- The amount and / or percentage of loans above and below the "defined dollar threshold";

- Of the loans above the "defined dollar threshold", the amount of loans measured using each of the three methodologies (i.e., present value of expected cash flows, the loans observable market price and the fair value of the collateral);

- As it relates to collateral dependent loans, a more comprehensive discussion of each of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data; and

- Whether these policies vary by loan type.

In addition, please consider providing similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Repurchase and Resale Agreements, page 100

11. We note your disclosure that your repurchase and resale agreements are *generally* treated as collateralized financing transactions. Please tell us, and revise future filings to disclose whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, quantify the amount sold for each period presented and the accounting guidance on which you relied for this treatment

Note 24 - Legal Proceedings, page 156

12. We note your disclosures regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

    (i)   the possible loss or range of loss; or

    (ii)   a statement that an estimate of the loss cannot be made.

    ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Note 25 – Commitments and Guarantees, page 161

13. We note your disclosure on page 163 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202)-551-3697 or Amit Pande at (202)-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Accounting Branch Chief